UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1

to

ANNUAL REPORT

of

JAPAN INTERNATIONAL COOPERATION AGENCY

(Name of Registrant)

Date of end of last fiscal year: March 31, 2023

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

TANAKA Satoko

Chief Representative

JICA USA Office

1776 I Street, N.W., Suite 895

Washington, D.C. 20006

Copies to:

Jesse S. Gillespie

Morrison & Foerster LLP

Shin-Marunouchi Building 29th Floor

5-1, Marunouchi 1-chome

Chiyoda-ku, Tokyo 100-6529

Japan

*	The registrant is filing this document on a voluntary basis.

Japan International Cooperation Agency (the “registrant”) is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 18-K for the year ended March 31, 2023 (the “Original Form 18-K”), as filed with the United States Securities and Exchange Commission (the “SEC”) on August 31, 2023 (the “Original Filing Date”), solely to update the Original Form 18-K to provide Exhibit 4.

Except as described above, no changes have been made to the Original Form 18-K, and this Amendment No. 1 does not modify, amend or update the financial or other information contained in the Original Form 18-K. This Amendment No. 1 does not reflect any events that have occurred on or after the Original Filing Date. Among other things, the registrant has not revised forward-looking statements made in the Original Form 18-K to reflect events that occurred or facts that became known to the registrant after the Original Filing Date. Therefore, this Amendment No. 1 should be read in conjunction with the Original Form 18-K and any other documents that the registrant has filed with the SEC on or after the Original Filing Date.

1.	The following exhibits are hereby added to the Annual Report:

Exhibit Number	Description
4.	Excerpt of General Rules of the National Budget, which relates to Japan International Cooperation Agency for the fiscal year ending March 31, 2024 (in Japanese only).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Tokyo, Japan on the 15th day of December, 2023.

JAPAN INTERNATIONAL COOPERATION AGENCY

By	/s/ SHIMIZU Akira
SHIMIZU Akira Director General, Treasury, Finance and Accounting Department

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